Retail Shares
Supplement dated October 26, 1998
to the Prospectus dated February 1, 1998

        Beginning on November 2, 1998, the MicroCap
Fund will open and offer shares for purchase by new and current investors. Thereafter, the Fund intends to close itself to new investors and additional share purchases by current investors (except for reinvestment of the Fund's dividends) at the adviser's discretion, based upon various factors, including assets under management and current investment opportunities. Although the adviser reserves the right to close the Fund to share purchases at any time and at any asset level, it is currently anticipated that the Fund will close for share purchases (except for reinvestment of the Fund's dividends) at any time after assets under management enter the range between $130 million and $140 million. As of September 30, 1998 the Fund's assets under management totaled approximately
$83.7 million.

        Prior to November 2, 1998, B.C. Ziegler and
Company may solicit purchase orders, including non-binding indications of interest prior to actual confirmation of orders. In order to purchase shares of the Fund on November 2, 1998, the Fund's transfer agent must receive a purchase order together with payment in good form on November 2, 1998 before 3:00 p.m. (Central Time).
Payment for the purchase of shares will not be accepted before November 2, 1998. For more information on share purchases, see "Purchase of Shares" in the Fund's prospectus dated February 1, 1998.

        In addition, the following changes are effective
November 2, 1998. The MicroCap Fund's minimum initial investment for shares will be $1,000; with the exception of IRAs, which will have a minimum initial investment of $100. The minimum subsequent investment will be $50. This minimum will not be waived if you participate in the Periodic Investment Plan.
Participation in the Periodic Investment Plan with respect to the MicroCap Fund will terminate when the fund closes. The maximum investment will remain
$5,000,000. The foregoing updates the language discussing the MicroCap Fund's minimum investment requirements in the first paragraph of page 41 of the prospectus.